MAIL STOP 0511
								December 13, 2004

Ms. Lori Bolton, President
Matrix Ventures, Inc.
#5 2118 Eastern Avenue
North Vancouver, British Columbia
Canada V7L 3G3

RE: 	Matrix Ventures, Inc.
	Registration Statement on Form SB-2
	File Number: 333-120382
      Filed November 12, 2004

Dear Ms. Bolton:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please disclose, if true, that the company does not consider itself a blank check as the term is defined in Regulation C, Rule
419, and does not intend to merge with or acquire another company in the foreseeable future.

2. Please confirm that the dollar figures in the registration statement are in U.S., not Canadian dollars.

3. Please note the updating requirements for the financial statements pursuant to Item 310(g) of Regulation S-B. Provide financial statements for the interim period ended September 30, 2004. A currently dated consent of the independent accountants should also be included in an amendment to the registration statement.

Registration Statement Facing Page

4. Please provide the name, address and telephone of the company`s agent for service in the United States.

Summary

5. Please disclose the company`s fiscal year-end.

6. Clearly indicate hereunder that the "mineral property" is not owned by the company and that an option in the name of the company is for mineral exploration rights only.

7. Define "hectares".

8. Update the summary financial information.

Risk Factors, page 6

9. Please clarify the statement in the first risk factor, "[w]e will also require additional financing in order to determine whether the property contains economic mineralization."

10. Please revise the phrase, "acquisition of our mineral property."
You did not acquire the land, but an option to the claim of the property and there is no known mineral on the property. To call it
"mineral property" may be confusing.

11. We refer you to your fifth risk factor where you discuss the possibility of hazards liability against which you cannot or you may
elect not to insure.   Please discuss your liability insurance
policy.  If you have none, please clearly state so.

12. The fourth and fifth risk factors are duplicative.

13. The twelfth risk factor is a generic risk that should be relocated to a later section of the prospectus.

14. Please explain, if true that under Canadian law, title to mining claims can only be held by Canadian residents or corporations.
If
so, it appears that Matrix Venture, a Nevada corporation, will not be able to purchase the mining claim. Please provide a legal analysis to the staff on a supplemental basis on whether Matrix Venture may acquire the mining claim from Terry Loney. If not, the risk that Matrix Venture will not be able to obtain title to the mining claim because it is not a Canadian resident should be discussed in the risk factor section and revise your registration statement accordingly.

Furthermore, from the property option agreement, it seems that Matrix
Ventures is a company incorporated under the laws of the Province of
British Columbia, not Nevada. Please reconcile the inconsistency throughout the prospectus.

Directors, Executive Officers, Promoters and Control Persons, page
17

15. Disclose Ms. Bolton and Ms. Kumar`s age as required by Item
401(a)(1) of Regulation S-B.

16. The business experience of each management member should include for each position held: the name and responsibilities of each position, the name of the entity with whom the position was held, the business of the entity, and the beginning (and ending) date of each position by month and year. The discussion should cover the last five years as required by Item 401 of Regulation S-B and any additional period that you voluntarily decide to cover in the disclosure. Please revise. Also, clearly identify those companies that are public companies.

Interests of Named Experts And Counsel, page 20

17. Please revise the first paragraph under this caption. Currently, it merely states standardized, boiler-plate. The disclosure should name the counsel(s) that has given an opinion or assisted in preparation of the registration statement. Additionally, confirm to us supplementally that counsel has, in fact, not acted as a promoter of this company or the offering.

Organization Within Last Five Years, page 20

18. Please include the disclosure according to Item 404(d) of Regulation S-B. If not applicable, please so advise.

Description of Business, page 20

19. Disclose the exploration expenditures on the Wanapitei River property to date.

20. Please disclose what happens to the claim option if you fail to
complete the required amount of exploration work.   Please
consider
adding a risk factor.

21. Confirm, if true, that there is no relationship between Mr.
Loney
as a promoter of the Company and Matrix Ventures, its officers, directors and/or affiliates.

22. Please address whether the property is accessible for a limited part of the year. If so, please consider adding a risk factor.

23. Please indicate if the commencement of phase two and three will be dependent on the result of phase one and phase two studies. If so, clearly state and indicate who will make this determination and how this determination will be made. If studies in phase one or two fail to prove any exploitable reserves on the claims, will Matrix continue to phase two or three? If not, will the option agreement automatically be in default? If so, this possibility should be discussed in the material risk factors section.

24. You state that you must obtain a work permit. Please provide the status of that.

25. Please clarify when you will enter the drilling stage in your exploration program. We note the disclosure that you must provide a notice of work and post a bond if the rights of a private landowner may be affected. Please disclose the anticipated time frame for providing such notice and the expenses associated with this, including the posting of the bond.

26. You state that you have budgeted for regulatory compliance costs in the proposed exploration program. We are unable to locate such costs in the proposed budget table for phases I, II, and III.
Please
revise.

27. Please disclose the information required by Item 101(c)(1) and
(2) of Regulation S-B.

28. The consent of John Siriunas to the use of his name and the references to his report should be filed as an exhibit to the amended registration statement.

Plan of Operation, page 24

29. Please disclose the entities you hired to conduct the exploratory phases. Disclose the principal terms of the agreements and file the agreements as exhibits.

30. Please disclose whether you have to rent or purchase any equipment for the exploration.

31. Please update the status and the result on the phase one exploration program.

32. You indicate that you will have to raise additional capital to fund the second phase and the third phase. Please explain the reason you would need to raise additional funds for the second phase when you have $23,936 cash on hand. Additionally, please discuss how you plan to raise additional capital before the summer of 2005, when phase three begins.

Market for Common Equity and Related Stockholder Matters, page 26

33. Please explain that, because the shares eligible for resale under
Rule 144 were obtained with significantly lower prices than the shares offered in this public offering, they may be sold for prices much lower than the shares offered here and may have a downward depressive effect on the market.

Part II
Recent Sales of Unregistered Securities

34. For each transaction in this section, please disclose the facts relied upon to make the exemption available. See Item 701 of Regulation S-B. Also, please disclose the specific subsection of Regulation S upon which you relied.

Exhibits

35. We note the legality opinion remains to be filed.

36. Please designate the principal accounting officer and principal financial officer, as required by Form SB-2.

Engineering Comments

General

37. For the property, provide the disclosures required by Industry Guide 7 (b). In particular, provide:

* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of the present condition of the property.
* The source of power that can be utilized at the property.
* A description of equipment, other infrastructure, and facilities.
Refer to Industry Guide 7 (b) (1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Risk Factors, page 6

38. Add a risk factor that addresses the fact that the property has not been examined in the field by a professional geologist or mining engineer. Detail the risks to investors.

Description, Location and Access, page 21

39. In the first paragraph on page 22, the filing references mines and other mineral properties that exist in the area of the property.
This may misguide investors into inferring that the property may have commercial mineralization because of its proximity to these mines and properties. Remove information about mines, prospects, or companies operating in or near to the property. Focus the disclosure on properties controlled by the company.

Geological Assessment Report:  Wanapitei Property, page 22

40. The forth paragraph on page 23 refers to the practice of grab sample collection. As a general checklist, when reporting the results of sampling and chemical analyses:

* Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample sets.
* Eliminate grades disclosed as "up to" or "as high as."
* Eliminate statements containing grade and/or sample-width ranges.
* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
* Generally, use tables to improve readability of sample and drilling data.
* Soil samples may be disclosed as a weighted average value over some area.
* Refrain from reporting single soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure.


Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Burton at (202) 942-1808 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Yuna Peng at (202) 942-1917, or to Don Rinehart, who supervised the review of your filing, at (202) 942- 4622.

Sincerely,



John Reynolds, Assistant Director

Office of Emerging Growth Companies

cc: 	Greg Yanke, Esq.
	Fax (604) 681-7600
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Matrix Ventures, Inc.
page 1
02/14/2006